Exhibit 99.5

FIFTH SUPPLEMENTAL TRUST INDENTURE

This Fifth Supplemental Trust Indenture is entered into as of 12:01 a.m. MST on the 1st day of January, 2011.

AMONG:

PENN WEST ENERGY TRUST, an open ended trust governed under the laws of the Province of Alberta and having its head office in the City of Calgary, in the Province of Alberta (hereinafter called “Penn West Trust”)

AND

PENN WEST PETROLEUM LTD., a corporation existing under the laws of the Province of Alberta and having its head office in the City of Calgary, in the Province of Alberta (hereinafter called the “Corporation”)

AND

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the federal laws of Canada having an office in the City of Calgary, in the Province of Alberta (hereinafter called the “Debenture Trustee”)

WITNESSETH THAT:

WHEREAS Acclaim Energy Trust (“Acclaim”), Acclaim Energy Inc. (“AEI”) and the Debenture Trustee entered into an indenture (the “Original Indenture”) dated December 17, 2002 to provide for the creation and issuance of a first series of debentures being 11.0% convertible extendible unsecured subordinated debentures, which debentures matured on December 31, 2007 and have been satisfied and discharged and are no longer outstanding under the Original Indenture, as amended;

AND WHEREAS Acclaim, AEI and the Debenture Trustee entered into a first supplemental indenture (the “First Supplemental Indenture”) dated June 15, 2004 to provide for the creation and issuance of a second series of debentures being 8.0% convertible extendible unsecured subordinated debentures (the “8.0% Debentures”), which debentures matured on August 31, 2009 and have been satisfied and discharged and are no longer outstanding under the Original Indenture, as amended;

AND WHEREAS Acclaim, Canetic Resources Trust (“Canetic Trust”), Canetic Resources Inc. (“CRI”) and the Debenture Trustee entered into a second supplemental indenture (the “Second Supplemental Indenture”) dated January 5, 2006 pursuant to which Canetic Trust, as Successor, assumed all of the rights, covenants and obligations of Acclaim under the Original Indenture, as amended, in accordance with the terms thereof;

AND WHEREAS Canetic Trust, CRI and the Debenture Trustee entered into a third supplemental indenture (the “Third Supplemental Indenture”) dated August 24, 2006 to provide for the creation and issuance of a third series of debentures being 6.5% convertible extendible unsecured subordinated debentures (the “Debentures”);

AND WHEREAS the Debenture Trustee, Canetic Trust, Penn West Trust and Penn West Petroleum Ltd., the administrator of Penn West Trust (“Penn West”), entered into a fourth supplemental indenture (the “Fourth Supplemental Indenture”) dated January 11, 2008 whereby Penn West Trust, as successor, assumed all of the rights, covenants and obligations of Canetic Trust under the Original Indenture, as supplemental by the First Supplemental Indenture, the Second Supplemental Indenture and the Third Supplemental Indenture, in accordance with the terms thereof;

AND WHEREAS pursuant to a plan of arrangement involving Penn West Trust, Penn West, the Corporation and certain other direct and indirect wholly owned subsidiaries of Penn West Trust (the “Arrangement”), effective as of 12:01 a.m. MST on January 1, 2011, among other things, Penn West Trust will be terminated and the assets and liabilities of Penn West Trust will be assumed by 1566577 Alberta Ltd. (“AcquisitionCo”);

AND WHEREAS pursuant to the Arrangement, effective as of 12:01 a.m. MST on January 1, 2011, AcquisitionCo, Penn West and 960347 Alberta Ltd. will amalgamate to form the Corporation and the Corporation, as successor, wishes to assume all of the rights, covenants and obligations of Penn West Trust under the Original Indenture, as supplemental by the First Supplemental Indenture, the Second Supplemental Indenture, the Third Supplemental Indenture and the Fourth Supplemental Indenture, in accordance with the terms thereof;

AND WHEREAS the foregoing recitals are made as representations and statements of fact by Penn West Trust and not by the Debenture Trustee;

NOW THEREFORE it is hereby covenanted, agreed and declared as follows:

ARTICLE 1

DEFINITIONS AND AMENDMENTS TO INDENTURE

1.1	Definitions

All capitalized terms not defined herein shall have the meanings given to them in the Indenture and, in addition, in this Supplemental Indenture and in the Debentures, unless there is something in the subject matter or context inconsistent therewith, the expressions following shall have the following meanings, namely:

(a)	“Penn West Shares” means the common shares in the capital of the Corporation; and

(b)	“Indenture” means the Original Indenture, as supplemented by the First Supplemental Indenture, the Second Supplemental Indenture, the Third Supplemental Indenture and the Fourth Supplemental Indenture.

1.2	Amendments to Indenture

(a)	This Supplemental Indenture is supplemental to the Indenture and the Indenture and this Supplemental Indenture shall hereafter be read together and shall have effect, so far as practicable, with respect to the Debentures as if all the provisions of the Indenture and this Supplemental Indenture were contained in one instrument. The Indenture is and shall remain in full force and effect with regards to all matters governing the Debentures, except as the Indenture is amended, superceded, modified or supplemented by this Supplemental Indenture. Any references in the text of this Supplemental Indenture to section numbers, article numbers, “hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions refer to the Indenture unless otherwise qualified.

(b)	As of and from the date and time hereof, the Indenture is amended by substituting the Corporation as a party to the Indenture and replacing Penn West Trust with its Successor, the Corporation.

(c)	As of and from the date and time hereof, the Indenture is amended by removing Penn West as a party to the Indenture.

(d)	References to “the Trust” in the Indenture shall be changed to refer to “the Corporation”.

(e)	References to “Units” or “Trust Units” or “Penn West Units” in the Indenture shall be changed to refer to “Penn West Shares”.

(f)	References to “distributions” payable in respect of the Penn West Shares shall be changed to refer to “dividends” payable in respect of the Penn West Shares.

(g)	References to “Unit Redemption Right” in the Indenture shall be changed to refer to “Share Redemption Right”.

(h)	References to “Trust Unit Bid Request” in the Indenture shall be changed to refer to “Share Bid Request”.

(i)	References to “Trust Unit Delivery Date” in the Indenture shall be changed to refer to “Share Delivery Date”.

(j)	References to “Trust Unit Interest Payment Election” in the Indenture shall be changed to refer to “Share Interest Payment Election”.

(k)	References to “Trust Unit Interest Payment Election Amount” in the Indenture shall be changed to refer to “Share Interest Payment Election Amount”.

(l)	References to “Trust Unit Interest Payment Election Notice” in the Indenture shall be changed to refer to “Share Interest Payment Election Notice”.

(m)	References to “Trust Unit Proceeds Investment” in the Indenture shall be changed to refer to “Share Proceeds Investment”.

(n)	References to “Trust Unit Purchase Agreement” in the Indenture shall be changed to refer to “Share Purchase Agreement”.

(o)	References to unitholder or unitholders in the Indenture shall be changed to refer to shareholder or shareholders, as applicable.

(p)	Section 1.12 of the Original Indenture shall be deleted in its entirety.

(q)	Section 8.11 of the Original Indenture shall be deleted in its entirety and be replaced with the following:

“8.11 Immunity of Debenture Trustee and Others

The Debentureholders and the Debenture Trustee hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any past, present or future officer or holder of Penn West Shares of the Corporation or of any successor, in each case in such capacity, for the payment of the principal of or premium or interest on any of the Debentures or on any covenant, agreement, representation or warranty by the Corporation herein or in the Debentures contained.”

(r)	Section 14.1 of the Original Indenture shall be deleted in its entirety and be replaced with the following:

“14.1 Notice to the Corporation

Any notice to the Corporation under the provisions of this Indenture shall be valid and effective if delivered to the Corporation at: 200, 207 - 9th Avenue S.W., Calgary, Alberta, T2P 1K3, Attention: Executive Vice President and Chief Financial Officer, and a copy delivered to Burnet, Duckworth & Palmer LLP, 1400, 350 – 7th Avenue S.W., Calgary, Alberta T2P 3N9, Attention: Jeff Oke, or if given by registered letter, postage prepaid, to such offices and so addressed and if mailed, shall be deemed to have been effectively given three days following the mailing thereof. The Corporation may from time to time notify the Debenture Trustee in writing of a change of address which thereafter, until changed by like notice, shall be the address of the Corporation for all purposes of this Indenture.”

(s)	Section 17.2 of the Original Indenture shall be deleted in its entirety.

(t)	The Conversion Price in effect on the date hereof for each Penn West Share to be issued upon the conversion of Debentures shall be equal to $51.5534 such that approximately 19.3974 Penn West Shares shall be issued for each $1,000 principal amount of Debentures so converted.

(u)	The form of certificate for the Debenture shall be replaced with the form substantially as set out in Schedule A, with such insertions, omissions, substitutions or other variations as shall be required or permitted by the Indenture, and may have imprinted or otherwise reproduced thereon such legend or legends or endorsements, not inconsistent with the provisions of the Indenture, as may be required to comply with any law or with any rules or regulations pursuant thereto or with any rules or regulations of any securities exchange or securities regulatory authority or to conform with general usage, all as may be determined by the officer or officers of the Corporation executing such Debenture in accordance with the Indenture.

ARTICLE 2

SUCCESSOR ISSUER

2.1	Assumption of Obligations

The Corporation hereby covenants and agrees to assume and does assume all of the rights, covenants and obligations of Penn West Trust in and to the Indenture and all of the covenants and obligations of Penn West Trust under the Debentures as and from the date and time hereof. Without limiting the generality of the foregoing, from and after the date and time hereof, the Debentures will be valid and binding obligations of the Corporation entitling the holders thereof, as against the Corporation, to all rights of Debentureholders under the Indenture.

ARTICLE 3

ADDITIONAL MATTERS

3.1	Confirmation of Indenture

The Indenture, as amended and supplemented by this Supplemental Indenture, is in all respects confirmed.

3.2	Governing Law

This Supplemental Indenture shall be construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated, in all respects, as an Alberta contract.

3.3	Further Assurances

The parties shall, with reasonable diligence, do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Supplemental Indenture, and each party shall provide such further documents or instruments required by the other party as may be reasonably necessary or desirable to effect the purpose of this Supplemental Indenture and carry out its provisions.

3.4	Execution by Penn West

The parties hereto acknowledge that with respect to Penn West’s execution of this Fifth Supplemental Indenture on behalf of Penn West Trust, Penn West is entering into this Fifth Supplemental Indenture solely in its capacity as administrator of Penn West Trust, and the obligations of Penn West Trust hereunder shall not be personally binding upon the administrator or any registered or beneficial holder of units of Penn West Trust, and that resort shall not be had to, nor shall recourse be sought from, any of the foregoing or the private property of any of the foregoing in any manner in respect of any indebtedness, obligation or liability of Penn West Trust arising hereunder or arising in connection herewith or from the matters to which this Fifth Supplemental Indenture relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, and recourse shall be limited to, and satisfied only out of, the “Trust Fund” (as defined in the trust indenture of Penn West Trust).

3.5	Counterparts

This Supplemental Indenture may be executed by the parties in separate counterparts each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have executed these presents under their respective corporate seals and the hands of their proper officers in that behalf.

PENN WEST ENERGY TRUST, by its administrator, PENN WEST PETROLEUM LTD.

Per:	(signed) “William E. Andrew”
William E. Andrew Chief Executive Officer

PENN WEST PETROLEUM LTD.

Per:	(signed) “William E. Andrew”
William E. Andrew Chief Executive Officer

COMPUTERSHARE TRUST COMPANY OF CANADA

Per:	(signed) “Nazim Nathoo”

Per:	(signed) “Laura Leong”

SCHEDULE “A”

TO THE FIFTH SUPPLEMENTAL TRUST INDENTURE AMONG

PENN WEST ENERGY TRUST, PENN WEST PETROLEUM LTD. AND COMPUTERSHARE

TRUST COMPANY OF CANADA

FORM OF 6.5% DEBENTURE

This Debenture is a Global Debenture within the meaning of the Indenture herein referred to and is registered in the name of a Depository or a nominee thereof. This Debenture may not be transferred to or exchanged for Debentures registered in the name of any person other than the Depository or a nominee thereof and no such transfer may be registered except in the limited circumstances described in the Indenture. Every Debenture authenticated and delivered upon registration of, transfer of, or in exchange for, or in lieu of, this Debenture shall be a Global Debenture subject to the foregoing, except in such limited circumstances described in the Indenture.

Unless this certificate is presented by an authorized representative of CDS Clearing and Depository Services Inc. (“CDS”) to Penn West Petroleum Ltd. (the “Issuer”) or its agent for registration of transfer, exchange or payment, and any certificate issued in respect thereof is registered in the name of CDS & CO., or in such other name as is requested by an authorized representative of CDS (and any payment is made to CDS & CO. or to such other entity as is requested by an authorized representative of CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL since the registered holder hereof, CDS & CO., has a property interest in the securities represented by this certificate herein and it is a violation of its rights for another person to hold, transfer or deal with this certificate.

[INSERT US LEGEND AS APPLICABLE]

CUSIP: 707887AA3

ISIN: CA 707887AA32

No. [—]	$	[—]

PENN WEST PETROLEUM LTD.

(A corporation existing under the laws of Alberta)

6.5% CONVERTIBLE EXTENDIBLE UNSECURED SUBORDINATED DEBENTURE

DUE SEPTEMBER 30, 2006

(DECEMBER 31, 2011, IF EXTENDED)

PENN WEST PETROLEUM LTD. (the “Corporation”) for value received hereby acknowledges itself indebted and, subject to the provisions of the trust indenture (the “Original Indenture”) dated as of December 17, 2002, as supplemented by the first supplemental indenture (the “First Supplemental Indenture”) dated as of June 15, 2004, among Acclaim Energy Trust, Acclaim Energy Inc. and Computershare Trust Company of Canada (the “Debenture Trustee”), as further amended and supplemented by the second supplemental indenture dated as of January 5, 2006 among Acclaim Energy Trust, Canetic Resources Trust, Canetic Resources Inc. and the Debenture Trustee (the “Second Supplemental Indenture”), as further amended and supplemented by the third supplemental indenture dated as of August 24, 2006 among Canetic Resources Trust, Canetic Resources Inc. and the Debenture Trustee (the “Third Supplemental Indenture”), as further amended and supplemented by the fourth supplemental indenture dated as of January 11, 2008 among Canetic Resources Trust, Penn West Energy Trust (“Penn West Trust”), Penn West Petroleum Ltd. and the Debenture Trustee (the “Fourth Supplemental Indenture”), as further amended and supplemented by the fifth supplemental indenture dated as of January 1, 2011 among Penn West Trust, the Corporation and the Debenture Trustee (the “Fifth Supplemental Indenture”), whereby the Corporation, as successor, agreed to assume all of the rights, covenants and obligations of Penn West Trust under the Original Indenture, as amended (together with the Original Indenture, the First Supplemental Indenture, the Second Supplemental Indenture, the Third Supplemental Indenture and the Fourth Supplemental Indenture, the “Indenture”), promises to pay to the registered holder hereof on December 31, 2011 (the “Maturity Date”) or on such earlier date as the principal amount hereof may become due in accordance with the provisions of the Indenture the principal sum of [• Dollars ($•)] in lawful money of Canada on presentation and surrender of this Debenture (as defined herein) at the main branch of the Debenture Trustee in Calgary, Alberta or Toronto, Ontario in accordance with the terms of the Indenture and, subject as hereinafter provided, to pay interest on the principal amount hereof from the date hereof, or from the last Interest Payment Date to which interest shall have been paid or made available for payment on the outstanding Debentures, whichever is later, at the rate of 6.5% per annum, in like money, in arrears in semi-annual instalments (less any tax required by law to be deducted) on June 30 and December 31 in each year commencing on December 31, 2006 and, should the Corporation at any time make default in the payment of any principal or interest, to pay interest on the amount in default at the same rate, in like money and on the same dates. For certainty, subject to adjustment as hereinafter provided, the first interest payment will include interest accrued from August 24, 2006 to, but excluding, December 31, 2006, which will be equal to $22.9726 for each $1,000 principal amount of the Debentures. The Debentures will mature on December 31, 2011, provided that if the closing of the Acquisition does not take place by 5:00 p.m. (Calgary time) on September 30, 2006, if the Acquisition is terminated at any earlier time or if the Corporation has advised the Underwriters or announced to the public that it does not intend to proceed with the Acquisition, the Debentures will mature on September 30, 2006. If the Acquisition takes place prior to 5:00 p.m. (Calgary time) on September 30, 2006, the Maturity Date of the Debentures will be automatically extended from September 30, 2006 to December 31, 2011 without any further act or formality on the part of the Corporation or the Debenture Trustee.

Interest hereon shall be payable by cheque mailed by prepaid ordinary mail or by electronic transfer of funds to the registered holder hereof and, subject to the provisions of the Indenture, the mailing of such cheque or the electronic transfer of such funds shall, to the extent of the sum represented thereby (plus the amount of any tax withheld), satisfy and discharge all liability for interest on this Debenture.

This Debenture is one of the 6.5% Convertible Extendible Unsecured Subordinated Debentures, due on the Maturity Date (referred to herein as the “Debenture”) of the Corporation issued or issuable under the provisions of the Indenture. The Debentures authorized for issue are limited to an aggregate principal amount of $230,000,000 in lawful money of Canada. Reference is hereby expressly made to the Indenture for a description of the terms and conditions upon which the Debentures are or are to be issued and held and the rights and remedies of the holders of the Debentures and of the Corporation and of the Debenture Trustee, all to the same effect as if the provisions of the Indenture were herein set forth to all of which provisions the holder of this Debenture by acceptance hereof assents.

The Debentures are issuable only in denominations of $1,000 and integral multiples thereof. Upon compliance with the provisions of the Indenture, Debentures of any denomination may be exchanged for an equal aggregate principal amount of Debentures in any other authorized denomination or denominations.

The whole, or if this Debenture is in a denomination in excess of $1,000, any part which is $1,000 or an integral multiple thereof, of the principal of this Debenture is convertible, at the option of the holder hereof, upon surrender of this Debenture at the principal office of the Debenture Trustee in Calgary, Alberta or Toronto, Ontario, at any time prior to the close of business on the earlier of September 30, 2006 or December 31, 2011, as applicable, and the last Business Day immediately preceding the date specified by the Corporation for redemption of the Debentures, into Penn West Shares (without adjustment for interest accrued hereon or for dividends or distributions on Penn West Shares issuable upon conversion) at a conversion price of $51.5534 (the “Conversion Price”) per Penn West Share, being a rate of approximately 19.3974 Penn West Shares for each $1,000 principal amount of Debentures, after giving effect to certain adjustments to the Conversion Price described in the Indenture,

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as amended, all subject to the terms and conditions and in the manner set forth in the Indenture. The Indenture makes provision for the adjustment of the Conversion Price in the events therein specified. No fractional Penn West Shares will be issued on any conversion but in lieu thereof, the Corporation will satisfy such fractional interest by a cash payment equal to the market price of such fractional interest determined in accordance with the Indenture. No adjustment in the number of Penn West Shares to be issued upon conversion will be made for distributions or dividends on Penn West Shares issuable upon conversion or for interest accrued on Debentures surrendered for conversion.

This Debenture will be redeemed at the option of the Corporation on the terms and conditions set out in the Indenture at the redemption price therein and herein set out provided that this Debenture is not redeemable on or before December 31, 2009, except in the event of the satisfaction of certain conditions after a Change of Control has occurred. After December 31, 2009 and on or prior to December 31, 2010, the Debentures may be redeemed at the option of the Corporation in whole or in part from time to time on notice as provided for in the Indenture at a price equal to $1,050 per $1,000 principal amount of Debenture plus accrued and unpaid interest. After December 31, 2010, the Debentures will be redeemable prior to maturity in whole or in part from time to time at the option of the Corporation on notice as provided for in the Indenture at a price equal to $1,025 per $1,000 principal amount of Debenture plus accrued and unpaid interest. The Corporation may, on notice as provided in the Indenture, at its option and subject to any applicable regulatory approval, elect to satisfy its obligation to pay all or any portion of the applicable Redemption Price by the issue of that number of Penn West Shares obtained by dividing the applicable Redemption Price by 95% of the weighted average trading price of the Penn West Shares on the Toronto Stock Exchange for the 20 consecutive trading days ending on the fifth trading day preceding the Redemption Date.

Upon the occurrence of a Change of Control of the Corporation, the Corporation is required to make an offer to purchase all of the Debentures at a price equal to 101% of the principal amount of such Debentures plus accrued and unpaid interest up to, but excluding, the date the Debentures are so repurchased (the “Offer”). If 90% or more of the principal amount of all Debentures outstanding on the date the Corporation provides notice of a Change of Control to the Debenture Trustee have been tendered for purchase pursuant to the Offer, the Corporation has the right to redeem and shall redeem all the remaining outstanding Debentures on the same date and at the same price.

If a takeover bid for Debentures, within the meaning of the Securities Act (Alberta), is made and 90% or more of the principal amount of all the Debentures (other than Debentures held at the date of the takeover bid by or on behalf of the Offeror, Associates or Affiliates of the Offeror or anyone acting jointly or in concert with the Offeror) are taken up and paid for by the Offeror, the Offeror will be entitled to acquire the Debentures of those holders who did not accept the offer on the same terms as the Offeror acquired the first 90% of the principal amount of the Debentures.

The Corporation may, on notice as provided in the Indenture, at its option and subject to any applicable regulatory approval, elect to satisfy the obligation to repay all or any portion of the principal amount of this Debenture due on the Maturity Date by the issue of that number of Freely Tradeable Penn West Shares obtained by dividing the principal amount of this Debenture to be paid for in Penn West Shares pursuant to the exercise by the Corporation of the Share Repayment Right by 95% of the weighted average trading price of the Penn West Shares on the Toronto Stock Exchange for the 20 consecutive trading days ending on the fifth trading day preceding the Maturity Date.

The indebtedness evidenced by this Debenture, and by all other Debentures now or hereafter certified and delivered under the Indenture, is a direct unsecured obligation of the Corporation, and is subordinated in right of payment, to the extent and in the manner provided in the Indenture, to the prior payment of all Senior Indebtedness, whether outstanding at the date of the Indenture or thereafter created, incurred, assumed or guaranteed, provided that the Debentures will rank pari passu with the Debentures.

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The principal hereof may become or be declared due and payable before the stated maturity in the events, in the manner, with the effect and at the times provided in the Indenture.

The Indenture contains provisions making binding upon all holders of Debentures outstanding thereunder (or in certain circumstances specific series of Debentures) resolutions passed at meetings of such holders held in accordance with such provisions and instruments signed by the holders of a specified majority of Debentures outstanding (or specific series), which resolutions or instruments may have the effect of amending the terms of this Debenture or the Indenture.

The Indenture contains provisions disclaiming any personal liability on the part of holders of Penn West Shares or the agents of the Corporation in respect of any obligation or claim arising out of the Indenture or this Debenture.

This Debenture may only be transferred, upon compliance with the conditions prescribed in the Indenture, in one of the registers to be kept at the principal office of the Debenture Trustee in Calgary, Alberta or Toronto, Ontario and in such other place or places and/or by such other registrars (if any) as the Corporation with the approval of the Debenture Trustee may designate. No transfer of this Debenture shall be valid unless made on the register by the registered holder hereof or his executors or administrators or other legal representatives, or his or their attorney duly appointed by an instrument in form and substance satisfactory to the Debenture Trustee or other registrar, and upon compliance with such reasonable requirements as the Debenture Trustee and/or other registrar may prescribe and upon surrender of this Debenture for cancellation.

This Debenture shall not become obligatory for any purpose until it shall have been certified by the Debenture Trustee under the Indenture.

Capitalized words or expressions used in this Debenture shall, unless otherwise defined herein, have the meaning ascribed thereto in the Indenture.

IN WITNESS WHEREOF PENN WEST PETROLEUM LTD. has caused this Debenture to be signed by its authorized representative as of the 1st day of January, 2011.

PENN WEST PETROLEUM LTD.

Per:

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DEBENTURE TRUSTEE’S CERTIFICATE

This Debenture is one of the 6.5% Convertible Extendible Unsecured Subordinated Debentures, due September 30, 2006 (December 31, 2011, if extended) referred to in the Indenture within mentioned.

COMPUTERSHARE TRUST COMPANY OF CANADA

Per:
(Authorized Officer)

REGISTRATION PANEL

(No writing hereon except by Debenture Trustee or other registrar)

Date of Registration	In Whose Name Registered	Signature of Debenture Trustee or Registrar
[•]	[•]

FORM OF ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto __________________________________, whose address and social insurance number, if applicable, are set forth below, this Debenture (or $______________ principal amount hereof*) of PENN WEST PETROLEUM LTD. standing in the name(s) of the undersigned in the register maintained by the Corporation with respect to such Debenture and does hereby irrevocably authorize and direct the Debenture Trustee to transfer such Debenture in such register, with full power of substitution in the premises.

Dated:

Address of Transferee:

                                                         (Street Address, City, Province and Postal Code)

Social Insurance Number of Transferee, if applicable:

*	If less than the full principal amount of the within Debenture is to be transferred, indicate in the space provided the principal amount (which must be $1,000 or an integral multiple thereof, unless you hold a Debenture in a non-integral multiple of $1,000, in which case such Debenture is transferable only in its entirety) to be transferred.

1.	The signature(s) to this assignment must correspond with the name(s) as written upon the face of this Debenture in every particular without alteration or any change whatsoever. The signature(s) must be guaranteed by a Canadian chartered bank or trust company or by a member of an acceptable Medallion Guarantee Program. Notarized or witnessed signatures are not acceptable as guaranteed signatures. The Guarantor must affix a stamp bearing the actual words: “SIGNATURE GUARANTEED”.

2.	The registered holder of this Debenture is responsible for the payment of any documentary, stamp or other transfer taxes that may be payable in respect of the transfer of this Debenture.

Signature of Guarantor:

Authorized Officer	Signature of transferring registered holder

Name of Institution

EXHIBIT “1”

TO CDS GLOBAL DEBENTURE

PENN WEST PETROLEUM LTD.

6.5% CONVERTIBLE EXTENDIBLE UNSECURED SUBORDINATED DEBENTURES

DUE SEPTEMBER 30, 2006 (DECEMBER 31, 2011, IF EXTENDED)

Initial Principal Amount: $[—]	CUSIP: 707887AA3

ISIN: CA 707887AA32

Authorization:  _____________________________

ADJUSTMENTS

Date	Amount of Increase	Amount of Decrease	New Principal Amount	Authorization